FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange act of 1934


For the month of May 2003


                                 Marsulex Inc.

                       111 Gordon Baker Road, Suite 300
                                North York, ON
                                    M2H 3R1


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


Form 20-F      X                          Form 40-F _______
             ----


Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                                       No     X
    ---------                                   ---

[MARSULEX LOGO]               First Quarter Report Q1 2003

                              President's Letter


Marsulex's results for the first quarter were a solid start to the year. Earnings before interest, taxes, depreciation and amortization (EBITDA) were $6.7 million, or 20% higher than the first quarter last year. Each of our core businesses performed as well or better than they did last year.

By increasing our focus on providing outsourced compliance solutions, coupled with the disposition of several non-core businesses, we have been able to improve our gross margin, reduce both operating and corporate costs and grow EBITDA as a percent of revenue. The rolling four quarter EBITDA margin at the end of the first quarter was 21.8%, the ninth consecutive increase since the period ending with the first quarter of 2001.

We have also restructured our balance sheet. As a result of the purchase in August last year of $69.5 million of Senior Subordinated Notes, interest costs in the first quarter this year were $1.5 million compared with $3.3 million last year. This had a significant impact on net earnings, which were $0.8 million for the first quarter this year. If the gain of $3.6 million on the sale of the Power Generation group's Parts and Service business in January last year is eliminated, this year's net earnings were a $2.4 million improvement over the first quarter of 2002.

Operations

The Refinery Services group continued the strong performance of the fourth quarter last year into 2003, reporting EBITDA of $6.0 million. This was 40% higher than the first quarter last year, and reflected an excellent quarter for our sulphur prilling operations, as well as a contribution from the new site emissions facility at the BP Whiting refinery that was completed in the third quarter last year. This more than offset some operational challenges faced by refinery customers in the first quarter.

Western Markets generated EBITDA of $3.7 million, steady with last year. Sales volume for most products increased over last year, but higher energy and raw material costs to some extent offset the gains.

EBITDA for the Power Generation group was a loss of $1.0 million compared with earnings of $0.3 million last year. This reflected lower revenue as a result of the completion of the Virginia Power project in the first quarter last year, and our continued investment in air quality compliance solutions for the power generation sector.

Excellent progress has been made on the development of CleanStack(TM), our sulphur trioxide emissions solution for power utilities. We have formed a strategic alliance with two world-class organizations, the Environment & Energy Research Center and Alstom Preheater Company, to commercialize the technology. We have begun actively marketing the service and the initial reaction has been very encouraging.

Outlook

The first quarter results were in line with our expectations for the Company's overall performance this year. Refinery Services should post improved results this year, and Western Markets is expected to have a more normal performance after very strong results last year. We will continue to invest in air quality compliance solutions that will offset some of the core business gains, resulting in an overall performance for Marsulex this year that will be similar to last year.



/s/ David M. Gee
David M. Gee
President & Chief Executive Officer

                     Management's Discussion and Analysis


The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes.

REVIEW OF FIRST QUARTER 2003

o The Refinery Services group reported a 40% increase in EBITDA reflecting improved operating conditions over last year despite certain operating challenges at some refinery customers and strong first quarter results for the group's sulphur prilling operation. EBITDA for the Western Markets group was steady with the first quarter last year, reflecting higher volume sales that were offset by increased energy and raw material costs.
o The Power Generation group incurred a loss, which reflected the group's continuing investment in air quality compliance solutions for the power sector.
o Construction of the environmental compliance facilities at the Syncrude Upgrader Expansion project in Mildred Lake, Alberta (Syncrude project) continued on schedule.

RESULTS OF OPERATIONS

The Company is focused on providing outsourced environmental compliance solutions to the oil refining and power generation industries through its Refinery Services and Power Generation operating segments. Through the Western Markets operating segment, sulphur based by-products produced as part of air quality compliance are upgraded and distributed. A fourth, non-operating segment, Corporate, provides centralized services such as project execution support, finance, information systems, human resources, and risk management to the operating segments.

Revenue and Gross Profit
Consolidated revenue was $32.0 million for the first quarter in 2003, down $4.0 million, or 11.1% from $36.0 million for the same period in 2002 and primarily reflects the completion of the Virginia Power project in the first quarter of 2002.

Gross profit for the first quarter in 2003 was $11.0 million, up $0.5 million, or 4.8% from the gross profit of $10.5 million for the same period of 2002. As a percentage of revenue, gross profit increased from 29.2% for the first quarter in 2002 to 34.4% for the same period in 2003 reflecting the improved quality of earnings resulting from the increased focus on outsourced air quality compliance solutions.

Refinery Services provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.

Refinery Services' revenue was $17.5 million for the first quarter in 2003 compared to $16.1 million for the same period in 2002. This reflects a general improvement over last year's tough market conditions for refinery customers and a good first quarter for the sulphur prilling operations.

Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities. For example, it is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.

Revenue for Western Markets for the first quarter in 2003 was $13.2 million compared with $12.3 million for the same period in 2002, an increase of 7.3%. The increase reflects higher volumes for most of the group's products.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. A newly developed service -- CleanStack(TM) -- a solution for sulphur trioxide emissions of utilities is now being marketed.

Revenue for Power Generation was $1.2 million for the first quarter in 2003, down 84.2% from $7.6 million for the same period in 2002 reflecting the completion of the Virginia Power project in the first quarter of 2002.

Selling, General, Administrative and Other Costs
Selling, general, administrative and other costs were $4.3 million for the first quarter in 2003 compared to $4.9 million for the same period in 2001, a decrease of $0.6 million or 12.2%. The decrease reflects the positive impact of cost saving initiatives implemented in the last half of 2002 in both the businesses and corporate.

Earnings before interest, tax, depreciation and amortization (EBITDA)
EBITDA is presented because management believes it is a widely used financial indicator of the Company's ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian generally accepted accounting principles
(GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following details the Company's reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 6 of the consolidated financial statements.

The consolidated statement of operations:

-------------------------------------------- -------------------
                                             Three Months ended
                                                  March 31
-------------------------------------------- -------------------
(in thousand of dollars)                       2003      2002
-------------------------------------------- --------- ---------

EBITDA                                         6,737     5,559
Loss on disposal of property, plant and
   equipment                                      --        23
Depreciation                                   4,150     3,786
Unusual items gain                                --    (3,612)
Amortization of deferred charges and
   intangible assets                             188       132
Interest income                                  (63)     (672)
Interest expense                               1,502     3,313

-------------------------------------------- --------- ---------
Earnings before income taxes and minority
   interest                                      960     2,629

-------------------------------------------- --------- ---------

EBITDA for the first quarter in 2003 was $6.7 million compared to $5.6 million for the same period in 2002. As a percent of revenue, EBITDA for the first quarter in 2003 improved to 21.1% from 15.5% for the same period in 2002. On a four-quarter rolling basis, EBITDA as a percentage of revenue in the first quarter of 2003 improved to 21.8% from 20.3% for the fourth quarter in 2002 and 17.0% for the first quarter in 2002.


For the first quarter in 2003 EBITDA for Refinery Services was $6.0 million compared to $4.3 million for the same period in 2002. This reflected a general improvement over last year's tough market conditions for refinery customers and a good first quarter for the sulphur prilling operations. The full benefit of this improvement was reduced by certain operating problems some of the refinery customers faced during the quarter. For example, the BP Whiting refinery experienced a fire in late February that affected its operations for a few weeks. The quarter also includes earnings from the new tail gas facility at the BP Whiting refinery that came on stream in the third quarter of 2002.

Western Markets' EBITDA for the first quarter in 2003 was $3.7 million, comparable to the first quarter in 2002. The steady performance was the result of the higher sales being offset to some extent by higher energy and raw material costs.

EBITDA for Power Generation for the first quarter in 2003 was a loss of $1.0 million compared to earnings of $0.3 million for the same period in 2002. This reflects the Company's continued investment in this strategic business and the completion of the Virginia Power project in the first quarter of 2002. The Power Generation segment also includes the Company's first outsourcing agreement in the cement industry with Holcim Inc. under which the customer takes all of the production from the Company's CP-Gyp facility in Dundee, Michigan. For a number of reasons, the customer stopped accepting product in March of 2003 and the Company subsequently idled the plant. In accordance with the terms of the agreement, the matter is now in arbitration. As noted in the 2002 Annual Report the Company has a net asset value in the CP-Gyp facility and operations of approximately US$5 million.

Corporate costs for the first quarter in 2003 were $2.0 million compared to $2.7 million for the same period in 2002 and reflect the positive impact of the cost saving initiatives implemented in the last half of 2002. Due to the timing in Corporate spending, these costs are expected to fluctuate quarter to quarter.


The operating segments:
------------------------------------------------------------------------------------------------------------------------------
                                        Refinery                 Western                 Power                 Corporate
                                        Services                 Markets               Generation               Support
------------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)          Q1 2003      Q1 2002    Q1 2003      Q1 2002   Q1 2003      Q1 2002    Q1 2003     Q1 2002
------------------------------------------- ----------------------- ---------------------- ----------------------- -----------

EBITDA                              5,973       4,278      3,726        3,710      (976)         276     (1,986)      (2,665)
Depreciation, including loss on
  disposal                          3,508       3,117        332          322       258          312         52           58
Unusual items gain                     --          --         --           --        --           --         --       (3,612)
Amortization of deferred charges
  and intangible assets
                                       --          --         --           --        --           --        188          132
Interest income                        --          --         --           --        --           --        (63)        (672)
Interest expense                       --          --         --           --        --           --      1,502        3,313
------------------------------------------- ----------------------- ---------------------- ----------------------- -----------
Earnings (loss) (1)                 2,465       1,161      3,394        3,388    (1,234)         (36)    (3,665)      (1,884)

------------------------------------------- ----------------------- ---------------------- ----------------------- -----------
(1) Earnings (loss) before income taxes, and minority interest.


Depreciation
Depreciation expense for the first quarter in 2003 was $4.2 million compared to $3.8 million for the same period in 2002, an increase of $0.4 million or 10.5%. This increase is primarily attributable to depreciation relating to the new BP Whiting facility.

Interest Expense, net of interest income
Net interest expense was $1.4 million for the first quarter in 2003, a decrease of $1.2 million or 46.2% over the $2.6 million net interest expense for the same period in 2002 and is primarily the result of the purchase of the Senior Subordinated Notes in August 2002. However, interest costs are expected to increase once the Syncrude project financing is in place. The reduction in interest income is due to lower cash balances.

Income Taxes
Total income tax expense for the first quarter in 2003 was $0.2 million on earnings before income taxes, and minority interest of $1.0 million. This resulted in an overall effective income tax rate of 15.5% compared to a statutory rate of 36.6%.

The Company continues to expect cash taxes for the 2003 year to be under $1 million.

Net earnings
For the first quarter in 2003, the Company earned $0.8 million compared to net earnings of $2.0 million for the same period in 2002. Net earnings for the first quarter in 2002 included the gain of $3.6 million on the sale of the parts and services business. When the impact of this unusual item is removed from the first quarter in 2002, the Company's earnings improved $2.4 million and reflect the improved EBITDA, the reduced net interest expense resulting from the purchase of the Senior Subordinated Notes and the reduced minority interest resulting from the acquisition of the remaining 35% interest in Sulconam Inc.


CONSOLIDATED BALANCE SHEETS

Total assets were $238.4 million at March 31, 2003 comparable to December 31, 2002.

The net book value of property, plant, and equipment at March 31, 2003 increased to $138.5 million from the December 31, 2002 balance of $134.4 million. This increase is primarily due to capital additions during the first quarter in 2003 of $11.7 million offset by depreciation expense of $4.2 million, and the foreign exchange impact of a stronger Canadian dollar versus the US dollar for US property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable decreased by $2.0 million to $23.3 million from the December 31, 2002 balance of $25.3 million. Total current liabilities increased by $7.8 million to $29.2 million from the December 31, 2002 balance of $21.4 million reflecting the timing in payments relating to the Company's Syncrude project as well as $2.2 million relating to the interest payment which is due June. The first installment of $0.9 million of the remaining $2.7 due from Chemtrade Logistics Inc. for finalization of the working capital is due May 1, 2003.

The decrease in debt of $6.7 million during the first quarter in 2003 is due to the strengthening of the Canadian dollar versus its US counterpart. The foreign exchange gain relating to the US denominated Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding
------------------------------- ----------------------------------

                                     March 31,       December 31,
                                       2003             2002
------------------------------- ---------------- -----------------

Number of common shares              26,833,550        26,833,550
Number of convertible shares,
  non-voting                          4,720,182         4,720,182
Number of options                     2,658,616         2,674,450

------------------------------- ---------------- -----------------


Financial Condition & Liquidity
-------------------------------- ---------------------------------
                                 March 31, 2003    December 31,
                                                       2002
-------------------------------- --------------- -----------------

Cash (in millions of dollars)          $10.3           $ 7.9
Debt (in millions of dollars)          $89.2           $95.9
Net debt (1) (in millions of           $78.9           $88.0
  dollars)

Debt to Equity                          1.0x            1.0x
Net debt to EBITDA (2)                  2.7x            3.1x
Net debt to Equity                      0.9x            1.0x
Interest coverage(2) (EBITDA            3.1x            2.5x
  to interest expense)(3)

-------------------------------- --------------- -----------------

(1) Net debt is defined as total debt less cash and cash equivalents.
(2) For the last four quarters ending March 31, 2003 and for the year ended December 31, 2002.
(3) Interest expense at March 31, 2003 is for the last 4 four quarters. The interest coverage on a proforma basis giving effect to the reduction in Senior Subordinated Notes outstanding was 3.5x at March 31, 2003 and 3.1x at December 31, 2002 using exchange rates of 1.4678 and 1.5789 at March 31, 2003 and December 31, 2002 respectively.

Cash and cash equivalents at the end of the first quarter in 2003 were $10.3 million with excess cash invested in short-term, interest-bearing deposits.

The Company is in the process of securing new debt financing to support its financial commitments relating to the construction of the Company's Syncrude project. Once the new financing is in place to support existing Syncrude project commitments, the Company will use cash generated from operations, along with any new operating credit facility, to either pay down debt or fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets and, to the extent required, the Company will seek new outside financing to fund this growth strategy.

Although the Company's financial indicators have improved, the assumption of increased debt for the Syncrude project will cause these indicators to change until the project is completed.

Working Capital
The Company's working capital, excluding cash and cash equivalents and current portion of long-term debt, was negative $2.5 million at March 31, 2003 compared to positive $8.1 million at December 31, 2002 and is primarily the result of the increase in current liabilities. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in a decrease in the current ratio, excluding cash and cash equivalents, from 1.38:1 at the end of 2002 to 0.91:1 at the end of the first quarter in 2003.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations
At the end of the first quarter in 2003, the Company generated $5.0 million in cash from operations before changes in non-cash working capital, compared to $2.4 million for the same period in 2002. The increase was due to the increase in earnings and the lower interest expense for the first quarter in 2003.

Cash and cash equivalents at March 31, 2003 was 10.2 million compared to $7.9 million at December 31, 2002 and is the result of the increase in cash from operations.

Capital Expenditures
------------------------------------ --------------------------
                                     Three Months ended March
                                                31
------------------------------------ ------------- ------------
(in thousand of dollars)                     2003         2001
------------------------------------ ------------- ------------

Expansion projects                         11,007        9,072
Maintenance capital                           666        1,259

------------------------------------ ------------- ------------
Total capital expenditures (1)             11,673       10,331

------------------------------------ ------------- ------------

(1) During the three months ended March 31, 2003 $666,000 of financing costs were capitalized, compared to $688,000 for the same period in 2002.


Capital expenditures for the first quarter in 2003 were $11.7 million compared to $10.3 million for the same period in 2002.

Construction on the Syncrude project is well under way. As a result of the fixed price contracts the Company has in place, the current labour conditions of the Fort McMurray area should not have any significant impact on the Company's timing or expected capital investment in the project. The project is scheduled for completion in 2004, with the startup tied to the overall completion of Syncrude's Upgrader Expansion project.

OUTLOOK

The Company expects its core operating businesses to continue to perform in line with expectations for the year, that is, improved results over last year from the Refinery Services group, and normal levels of operations from Western Markets. Investment by the Power Generation group will continue, with emphasis on the CleanStack(TM) SO3 emissions solution.
Overall, the Company expects 2003 results to be similar to 2002.

Forward-looking Statements
The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement


MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

-------------------------------------------------------------------------------------------------------------------
                                                                                 March 31,       December 31,
                                                                                   2003             2002
                                                                                (unaudited)
-------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
   Cash and cash equivalents                                                      $ 10,294         $  7,940
   Accounts receivable                                                              23,288           25,332
   Due from Chemtrade Logistics                                                        900              900
   Inventories                                                                       1,668            1,888
   Future tax asset                                                                    267              267
   Prepaid expenses and other assets                                                   590            1,102
-------------------------------------------------------------------------------------------------------------------
                                                                                    37,007           37,429

Property, plant and equipment                                                      138,468          134,424
Deferred charges and other assets, net of accumulated amortization                   4,965            5,337
Goodwill and intangible assets, net of accumulated amortization                     57,935           61,831
-------------------------------------------------------------------------------------------------------------------
                                                                                  $238,375         $239,021
-------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable                                                               $ 12,215          $ 9,207
   Accrued liabilities                                                              13,972           11,348
   Interest payable                                                                  2,146               --
   Income taxes payable                                                                903              838
-------------------------------------------------------------------------------------------------------------------
                                                                                    29,236           21,393

Long-term debt                                                                      89,192           95,943
Deferred revenues                                                                    1,529            1,818
Other liabilities                                                                    9,193            9,888
Future tax liability                                                                17,495           17,844

Shareholders' equity:
   Capital stock                                                                    57,625           57,625
   Retained earnings                                                                32,676           31,865
   Foreign currency translation adjustment                                           1,429            2,645
-------------------------------------------------------------------------------------------------------------------
                                                                                    91,730           92,135

-------------------------------------------------------------------------------------------------------------------
                                                                                  $238,375         $239,021
-------------------------------------------------------------------------------------------------------------------


MARSULEX INC.
Consolidated Statements of Operations (unaudited)
(in thousands of dollars, except per share amounts)
---------------------------------------------------------------------------------------------------------------------
                                                                                            Three months ended
                                                                                                 March 31
---------------------------------------------------------------------------------------------------------------------
                                                                                          2003             2002
---------------------------------------------------------------------------------------------------------------------

Revenue                                                                                 $  31,959         $  35,980

Cost of sales and services                                                                 20,917            25,532
---------------------------------------------------------------------------------------------------------------------
Gross profit                                                                               11,042            10,448

Selling, general, administrative and other costs                                            4,305             4,849
Loss on disposal of property, plant and equipment                                              --                23
Depreciation                                                                                4,150             3,786
Unusual items (note 3)                                                                         --            (3,612)
Amortization of deferred charges and intangible assets                                        188               132
Interest income                                                                               (63)             (672)
Interest expense                                                                            1,502             3,313
---------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority interest                                            960             2,629

Income taxes (recovery):
      Current                                                                                 241               513
      Future                                                                                  (92)              (91)
---------------------------------------------------------------------------------------------------------------------
                                                                                              149               422
---------------------------------------------------------------------------------------------------------------------
Earnings before minority interest                                                             811             2,207

Minority interest                                                                              --               225
---------------------------------------------------------------------------------------------------------------------
Net earnings                                                                             $    811         $   1,982
---------------------------------------------------------------------------------------------------------------------


Earnings per share
    Basic:                                                                                $ 0.026            $ 0.063
    Diluted:                                                                              $ 0.025            $ 0.062


Consolidated Statement of Retained Earnings (unaudited)
For the three months ended March 31, 2003 with comparative figures for 2002
(in thousands of dollars)
---------------------------------------------------------------------------------------------------------------------
                                                                                         2003             2002
---------------------------------------------------------------------------------------------------------------------

Retained earnings, beginning of year:                                                     $  31,865        $  39,552

Net earnings                                                                                    811            1,982
---------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                          $  32,676        $  41,534
---------------------------------------------------------------------------------------------------------------------



MARSULEX INC.
Consolidated Statements of Cash Flow (unaudited)
(in thousands of dollars)
--------------------------------------------------------------------------------------------------------------
                                                                                        Three months ended
                                                                                             March 31
--------------------------------------------------------------------------------------------------------------
                                                                                         2003           2002
--------------------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operating activities:
  Net earnings                                                                         $    811      $   1,982
  Items not affecting cash:
   Depreciation                                                                           4,150          3,786
   Loss on disposal of property, plant and equipment                                         --             23
   Gain on disposal of parts and services business and other assets                          --         (3,612)
   Amortization of deferred charges                                                          78            132
   Amortization of intangible assets                                                        110             --
   Future income taxes                                                                      (92)           (91)
   Minority interest                                                                         --            225
   Other non cash items                                                                     (84)            (3)
----------------------------------------------------------------------------------------------------------------
                                                                                          4,973          2,442
Decrease in non-cash operating working capital                                            9,355          5,189
----------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                    14,328          7,631

Financing activities:                                                                        --             --

Investing activities:
   Proceeds on disposals of property, plant and equipment (notes 3)                          --          3,358
   Additions to property, plant and equipment                                           (11,673)       (10,331)
   Increase in other assets                                                                 (58)          (743)
   Decrease (increase) in other assets                                                       --         (4,294)
   Note from Chemtrade Logistics                                                             --          4,305
-----------------------------------------------------------------------------------------------------------------
                                                                                        (11,731)        (7,705)

Foreign exchange loss on cash held in foreign currency                                     (243)           (49)
------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                          2,353           (123)

Cash and cash equivalents - beginning of period                                           7,940        118,148

-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                                             $  10,294     $  118,025
-------------------------------------------------------------------------------------------------------------------

MARSULEX INC.
Notes to Consolidated Financial Statements


1.     Basis of presentation:

       The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 2 below. These unaudited interim period financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2002 Annual Report.

2.     Changes in accounting policies:

       (a)   Hedging Relationships:

             The Company adopted the new CICA Accounting Guideline ("AcG 13") Hedging Relationships on January 1, 2003. This guideline requires the identification, designation, documentation and assessment of the effectiveness of hedging relationships, for the purpose of applying hedge accounting and discontinues hedge accounting of existing hedges. The adoption of this standard did not have an impact on its financial position since the Company's only material hedging relationship relates to its US dollar denominated debt used to acquire its US operations. This has been accounted for as a hedging relationship as disclosed in note 1(f) to the consolidated financial statements included in the Company's 2002 Annual Report.

       (b)   Disclosure of Guarantees:

             On January 1, 2003 the Company adopted the new CICA Accounting Guideline ("AcG 14"). The guideline requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantees. It also requires disclosure in interim and annual financial statements of its obligations under certain guarantees it has issued. The initial recognition and measurement provisions of AcG 14 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Adoption of AcG 14 did not have a material impact on financial statements of the Company.

             In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG 14 definition of a guarantee. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due.

             In the sale of all or a part of a business, in addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the potential liability that the Company could be required to pay to counterparties. Where the Company believes the payment of an amount is likely and the amount can be reasonably estimated, the amounts will be accrued. As disclosed in note 14(c) to the consolidated financial statements included in the Company's 2002 Annual Report, the Company has indemnified Chemtrade Logistics Inc. for Notices and Findings of Violation relating to a facility it purchased and in the opinion of management, this will not have a material impact upon the financial position of the Company.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 2


3.    Unusual item - Disposal of parts and service business and other assets:

      On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

      -------------------------------------------------------------------
      (in thousands of dollars)
      -------------------------------------------------------------------
      Proceeds of disposition                                      $6,545
      Net book value and costs of sale                              2,933
      -------------------------------------------------------------------
      Gain on sale, before income taxes                             3,612
      Income taxes                                                     --
      -------------------------------------------------------------------
      Gain on sale, net of tax                                     $3,612
      -------------------------------------------------------------------

4.    Stock Compensation

      The Company's results would have been as follows had it elected to recognize the cost of its stocked-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002:


      --------------------------------------------------------------------------------------------------------------
      (in thousand of dollars, except per share amounts)       Three months ended            Three months ended
                                                                 March 31, 2003                March 31, 2002
      --------------------------------------------------------------------------------------------------------------
      Net earnings as reported                                          $811                         $1,982
      Adjustment for stock options                                        63                             20
      -------------------------------------------------------------------------------------------------------------
      Pro forma net earnings                                            $748                         $1,962
      -------------------------------------------------------------------------------------------------------------

      Pro forma basic earnings per share                              $0.024                         $0.063
      Pro forma diluted earnings per share                            $0.024                         $0.062
      -------------------------------------------------------------------------------------------------------------


      During the period no new options were granted. The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

5. Certain 2002 balances have been reclassified to conform to presentation adopted in 2003.

6.    Business segments:

      The Company's activities are divided into four reportable segments. The three operating segments are Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

      Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

      Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities.

      Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

MARSULEX INC.
Notes to Consolidated Financial Statements
Page 3


6.    Business segments (continued):

      Schedule of business segments (unaudited) For the three months ended March 31 (in thousands of dollars)


     ---------------------------------------------------------------------------------------------------------------------------
                                                             Refinery Services       Western Markets         Power Generation
                                                              2003        2002       2003         2002      2003         2002
     ----------------------------------------------------------------- ----------------------- ---------------------- ----------
     Revenue from external customers                          17,512      16,082      13,240      12,283     1,207        7,615
     ----------------------------------------------------------------- ----------------------- ---------------------- ----------
     Earnings (loss) before the undernoted                     5,973       4,278       3,726       3,710      (976)         276
     Depreciation, including loss on disposal                  3,508       3,117         332         322       258          312
     Unusual items                                                --          --          --          --        --           --
     Amortization of deferred charges and intangible assets       --          --          --          --        --           --
     Interest income                                              --          --          --          --        --           --
     Interest expense                                             --          --          --          --        --           --
     ----------------------------------------------------------------- ----------------------- ---------------------- ----------
     Earnings (loss) before income taxes,  and minority
       interest                                                2,465       1,161       3,394       3,388    (1,234)         (36)
     ----------------------------------------------------------------- ----------------------- ---------------------- ----------

     Total assets before goodwill and intangible assets (1)  137,749     131,595      20,676      22,378     7,345        9,609
     Goodwill and intangible assets (1)                       46,103      49,441       4,468       4,468     7,364        7,922
     ----------------------------------------------------------------- ----------------------- ---------------------- ----------
     Total assets of continuing operations (1)               183,852     181,036      25,144      26,846    14,709       17,531
     ----------------------------------------------------------------- ----------------------- ---------------------- ----------

     Capital expenditures from continuing operations          11,501       9,506          84           9        78          806
     ----------------------------------------------------------------- ----------------------- ---------------------- ----------


[TABLE CONTINUED]


     -------------------------------------------------------------------------------- -------------------------
                                                               Corporate Support                Total
                                                              2003          2002         2003         2002
     ------------------------------------------------------------------ ------------- ------------ ------------
     Revenue from external customers                               --          --         31,959       35,980
     ------------------------------------------------------------------ ------------- ------------ ------------
     Earnings (loss) before the undernoted                     (1,986)     (2,665)         6,737        5,559
     Depreciation, including loss on disposal                      52          58          4,150        3,809
     Unusual items                                                 --      (3,612)            --       (3,612)
     Amortization of deferred charges and intangible assets       188         132            188          132
     Interest income                                              (63)       (672)           (63)        (672)
     Interest expense                                           1,502       3,313          1,502        3,313
     ------------------------------------------------------------------ ------------- ------------ ------------
     Earnings (loss) before income taxes,  and minority
       interest                                                (3,665)     (1,884)           960        2,629
     ------------------------------------------------------------------ ------------- ------------ ------------

     Total assets before goodwill and intangible assets (1)    14,670      13,608        180,440      177,190
     Goodwill and intangible assets (1)                            --          --         57,935       61,831
     ------------------------------------------------------------------ ------------- ------------ ------------
     Total assets of continuing operations (1)                 14,670      13,608        238,375      239,021
     ------------------------------------------------------------------ ------------- ------------ ------------

     Capital expenditures from continuing operations               10          10         11,673       10,331
     ------------------------------------------------------------------ ------------- ------------ ------------


     (1) 2002 assets are at December 31

MARSULEX LOGO OMITTED


         Management Team                                       Head Office
                                                               111 Gordon Baker Road
         David Gee                                             Suite 300
         President & Chief Executive Officer                   Toronto, Ontario
                                                               M2H 3R1

         Laurie Tugman
         Executive Vice President                              Tel: (416) 496-9655
         & Chief Financial Officer                             Fax: (416) 496-4155

         Robert Cardell                                        Stock Exchange Listing
         Vice President & General Manager,                     The Toronto Stock Exchange
         Power Generation Group                                Stock symbol: MLX

         Eric Denman                                           Transfer Agent and Registrar
         Vice President,                                       Computershare Investor Services
         Operational Excellence                                100 University Avenue
                                                               11th Floor
         Edward R. (Ted) Irwin                                 Toronto, Ontario
         Vice President, Finance                               M5J 2Y1

         Doug Osborne                                          Shareholder inquiry line:
         Vice President,                                       1-800-663-9097
         Western Markets Group
                                                               Investor Information
         Brian Stasiewicz                                      Shareholders or other interested parties
         Vice President,                                       seeking financial information about the
         Refinery Services                                     company are invited to call:

         Judith George                                         Laurie Tugman
         Corporate Secretary                                   Executive Vice President
                                                               & Chief Financial Officer
                                                               (416) 496-4157

                                                               Financial Calendar 2003
                                                               Fiscal year end:  December 31
                                                               Interim reports mailed:
                                                               May, August, November

                                                               Web Site
                                                               www.marsulex.com


                                                         MARSULEX LOGO OMITTED



SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MARSULEX INC.


May 7, 2003                                 By: /s/ Lucio Milanovich
                                                ______________________________
                                                Lucio Milanovich
                                                Director, Finance